COCA-COLA EUROPACIFIC PARTNERS PLC 2025 ANNUAL GENERAL MEETING ("AGM")

LONDON, 10 APRIL 2025

Coca-Cola Europacific Partners plc ("CCEP") announces that the Notice of Meeting for its 2025 Annual General Meeting ("Notice of AGM") is available to view at: https://www.cocacolaep.com/about-us/governance/shareholder-meetings in which CCEP reaffirms its comparable operating profit guidance for the year ending 31 December 2025, as set out in its full year results announced on 14 February 2025.

The AGM is to be to be held at 3:30pm BST on 22 May 2025, at Pemberton House, Bakers Road, Uxbridge, UB8 1EZ.

CCEP's 2024 Annual Report and Form 20-F ("2024 Annual Report") was published on 21 March 2025 and can be found at https://ir.cocacolaep.com/financial-reports-and-results/annual-reports

The 2024 Annual Report, Notice of AGM and Form of Proxy are also being sent to those shareholders who have requested to receive hard copies.

In compliance with Listing Rule 6.4.1R, the Notice of AGM and Form of Proxy will shortly be available for inspection on the National Storage Mechanism at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

CCEP's Q1 2025 trading update will be announced on 29 April 2025.

CONTACTS

Company Secretariat	Investor Relations	Media Relations
Clare Wardle	Sarah Willett	Shanna Wendt
clare.wardle@ccep.com	sarah.willett@ccep.com	mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world's leading consumer goods companies. We make, move and sell some of the world's most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the Nasdaq 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn